UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-141132-03
The National Collegiate Student Loan Trust 2007-3
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor and sponsor: 333-141132
The National Collegiate Funding LLC
(Exact name of depositor and sponsor as specified in its charter)

Wilmington Trust Company, 1100 North Market Street, Wilmington, Delaware 19890, (302)-636-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1-L, Class A-2-AR-1, Class A-2-AR-2, Class A-2-AR-3, Class A-2-AR-4, Class A-3-L,
Class A-3-AR-1, Class A-3-AR-2, Class A-3-AR-3, Class A-3-AR-4, Class A-3-AR-5, Class A-3-AR-6,
Class A-3-AR-7, Class A-IO Notes
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☐
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  60

Pursuant to the requirements of the Securities Exchange Act of 1934 The National Collegiate Student Loan Trust 2007-3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONAL COLLEGIATE FUNDING LLC, as depositor for
THE NATIONAL COLLEGIATE STUDENT LOAN TRUST 2007-3

By:	GATE HOLDINGS, INC., Member

	By:	/s/ John A. Hupalo
Name: John A. Hupalo
Title: President

Dated: July 22, 2008